INSU ACQUISITION CORP. II

2929 Arch Street, Suite 1703

Philadelphia, PA 19104

January 14, 2021

VIA EDGAR TRANSMISSION

Securities and Exchange Commission
Office of Finance

Division of Corporation Finance

100 F. Street NE

Washington, D.C. 20549-3010

Re:	Registration Statement on Form S-4

File No. 333-250989

Gentlemen/Ladies:

INSU Acquisition Corp. II (the “Company”) hereby requests acceleration of the effective date of the above-referenced registration statement to Friday, January 15, 2021, at 3:00 p.m., or as soon as practicable thereafter. Please notify our counsel, Derick Kauffman, at 215-731-9450 of the time of effectiveness.

Very truly yours, INSU ACQUISITION CORP. II

By:	/s/ John M. Butler
John M. Butler President and Chief Executive Officer

[Acceleration Request]